Exhibit 99.2
Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2017 prepared in compliance with the Indian Accounting Standard (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2017	2016	2016	2017	2016
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	17,120	17,273	16,550	68,484	62,441
Other income, net	746	820	772	3,080	3,123
Total Income	17,866	18,093	17,322	71,564	65,564
Expenses
Employee benefit expenses	9,309	9,420	9,024	37,659	34,406
Deferred consideration pertaining to acquisition	–	–	–	–	149
Cost of technical sub-contractors	1,000	975	925	3,833	3,531
Travel expenses	474	502	595	2,235	2,263
Cost of software packages and others	478	461	330	1,597	1,274
Communication expenses	149	145	117	549	449
Consultancy and professional charges	229	165	213	763	779
Depreciation and amortisation expenses	446	433	419	1,703	1,459
Other expenses	823	838	707	3,244	2,511
Total expenses	12,908	12,939	12,330	51,583	46,821
Profit before non-controlling interest / share in net profit / (loss) of associate	4,958	5,154	4,992	19,981	18,743
Share in net profit/(loss) of associate and others	(25)	–	(1)	(30)	(3)
Profit before tax	4,933	5,154	4,991	19,951	18,740
Tax expense:
Current tax	1,249	1,468	1,426	5,653	5,318
Deferred tax	81	(22)	(32)	(55)	(67)
Profit for the period	3,603	3,708	3,597	14,353	13,489
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	20	(8)	(3)	(45)	(12)
Equity instruments through other comprehensive income	(5)	–	–	(5)	–
	15	(8)	(3)	(50)	(12)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	11	26	–	39	–
Exchange differences on translation of foreign operations	(197)	(47)	96	(257)	303
Fair value changes on investments	(10)	–	–	(10)	–
	(196)	(21)	96	(228)	303
Total other comprehensive income, net of tax	(181)	(29)	93	(278)	291
Total comprehensive income for the period	3,422	3,679	3,690	14,075	13,780
Paid up share capital (par value 5/- each, fully paid)	1,144	1,144	1,144	1,144	1,144
Other equity	67,838	60,600	60,600	67,838	60,600
Earnings per equity share (par value 5/- each)
Basic ()	15.77	16.22	15.74	62.80	59.02
Diluted ()	15.76	16.22	15.74	62.77	59.02

Notes:

1.	The audited consolidated financial statements for the quarter and year ended March 31, 2017 have been taken on record by the Board of Directors at its meeting held on April 13, 2017. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	The Group has adopted all the Ind-AS on April 1, 2016 with the transition date as April 1, 2015, and the adoption was carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	Capital Allocation Policy

The Board reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The key aspects of the Capital Allocation Policy are:

	1.	The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from FY 2018, the Company expects to payout up to 70% of the free cash flow* of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any.

2.

In addition to the above, the Board has identified an amount of upto 13,000 crore ($2 billion)** to be paid out to shareholders during FY 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Further announcements in this regard will be made, as appropriate, in due course.

	*	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS

	**	USD/INR exchange rate as on March 31, 2017

Dividend payout includes Dividend Distribution Tax

This announcement contains insider information

4.	The Board, at its meeting held on April 13, 2017, appointed Ravi Venkatesan, Independent Director as the Co- Chairman of the Board. Ravi Venkatesan, who has been on the Board of Infosys since April, 2011 has made valuable contribution to the development of the strategic direction of the Company during his tenure.

5.	Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka, Managing Director and CEO is eligible to receive under the 2015 Stock Incentive Compensation Plan (2015 plan), an annual grant of RSU's of fair value $2 million which will vest over time, subject to continued service. He is also eligible for an annual grant of performance based equity and stock options of $5 million, subject to achievement of performance targets set by the Board or its committee, which will vest over time. The Board based on the recommendations of the Nominations and Remuneration Committee approved on April 13, 2017, RSUs amounting to $1.9 million and ESOP's amounting to $0.96 million representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 of RSU's of fair value amounting to $2 million.

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on April 13, 2017, based on fiscal 2017 performance, approved the grant of 37,100 RSU and 73,600 stock options with effect from May 2, 2017, to few eligible and identified employees of the Company and its subsidiaries under the 2015 plan. These RSUs and stock options shall vest over a period of 4 years from the date of grant and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

6. Information on dividends for the quarter and year ended March 31, 2017

An interim dividend of 11/- per equity share was declared on October 14, 2016 and paid on October 26, 2016. The interim dividend declared in the previous year was 30/- (not adjusted for bonus issues) per equity share. The Board of Directors recommended a final dividend of 14.75/- per equity share for the financial year ended March 31, 2017. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 24, 2017. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 3, 2017. The final dividend declared in the previous year was 14.25/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2017	2016	2016	2017	2016
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	11.00	10.00
Final dividend	14.75	–	14.25	14.75	14.25

7. Consolidated statement of assets and liabilities

(in crore)

Particulars	As at
	March 31, 2017	March 31, 2016
ASSETS
Non-current assets
Property, plant and equipment	9,751	8,637
Capital work-in-progress	1,365	960
Goodwill	3,652	3,764
Other Intangible assets	776	985
Investment in associate	71	103
Financial assets:
Investments	6,382	1,714
Loans	29	25
Other financial assets	309	286
Deferred tax assets (net)	540	536
Income tax assets (net)	5,716	5,230
Other non-current assets	1,059	1,357
Total non-current assets	29,650	23,597
Current assets
Financial assets
Investments	9,970	75
Trade receivables	12,322	11,330
Cash and cash equivalents	22,625	32,697
Loans	272	303
Other financial assets	5,980	5,190
Other current assets	2,536	2,158
Total current assets	53,705	51,753
Total assets	83,355	75,350
EQUITY AND LIABILITIES
Equity
Equity share capital	1,144	1,144
Other equity	67,838	60,600
Total equity attributable to equity holders of the Company	68,982	61,744
Non-controlling interests	–	–
Total equity	68,982	61,744
Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	70	69
Deferred tax liabilities (net)	207	252
Other non-current liabilities	83	46
Total non-current liabilities	360	367
Current liabilities
Financial liabilities
Trade payables	367	386
Others financial liabilities	6,349	6,302
Other current liabilities	3,007	2,629
Provisions	405	512
Income tax liabilities (net)	3,885	3,410
Total current liabilities	14,013	13,239
Total equity and liabilities	83,355	75,350

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2017 and March 31, 2016 prepared in compliance with the Indian Accounting Standards (Ind-AS).

8. Reconciliation of the Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

(in crore)

Particulars	Note	Quarter ended March 31, 2016
		IGAAP	Effects of transition to Ind- AS	Ind-AS
Revenue from operations		16,550	–	16,550
Other income, net		778	(6)	772
Total Income		17,328	(6)	17,322
Expenses
Employee benefit expenses	1.1	9,027	(3)	9,024
Cost of technical sub-contractors		925	–	925
Travel expenses		595	–	595
Cost of software packages and others		330	–	330
Communication expenses		117	–	117
Consultancy and professional charges		213	–	213
Depreciation and amortisation expenses	1.3	355	64	419
Other expenses	1.2	703	4	707
Total expenses		12,265	65	12,330
Profit before non-controlling interest / share in profit/(loss) of associate		5,063	(71)	4,992
Share in net profit/(loss) of associate		(1)	–	(1)
Profit before tax		5,062	(71)	4,991
Tax expense:
Current tax	1.4	1,425	1	1,426
Deferred tax	1.5	(16)	(16)	(32)
Profit for the period		3,653	(56)	3,597
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset	1.1	–	(3)	(3)
		–	(3)	(3)
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	1.6	32	64	96
		32	64	96
Total other comprehensive income, net of tax		32	61	93
Total comprehensive income for the period		3,685	5	3,690

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies.

Explanations for reconciliation of Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

(1.1)	a.	As per Ind-AS 19 Employee Benefits, actuarial gain and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.

	b.	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind-AS 19 requires such gains and losses to be adjusted to retained earnings.

(1.2)	Adjustments reflect the impact of discounting pertaining to contingent consideration payable for business combinations.

(1.3)	Adjustment reflects the impact of amortization of intangible assets included within goodwill under the IGAAP, separately recognized under Ind-AS.

(1.4)	Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind-AS.

(1.5)	The reduction in deferred tax expense is on account of the reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.

(1.6)	Under Ind-AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

Reconciliation of equity as previously reported under IGAAP to Ind-AS

(in crore)

Particulars	Note	Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind-AS
ASSETS
Non-current assets
Property, plant and equipment		8,637	–	8,637
Capital work-in-progress		960	–	960
Goodwill	1.1	4,476	(712)	3,764
Other intangible assets	1.1	67	918	985
Investment in associate		103	–	103
Financial assets
Investments	1.2	1,714	–	1,714
Loans		25	–	25
Other financial assets		286	–	286
Deferred tax assets (net)	1.3	533	3	536
Income tax assets (net)		5,230	–	5,230
Other non-current assets		1,357	–	1,357
Total non-current assets		23,388	209	23,597
Current assets
Financial assets
Investments	1.2	75	–	75
Trade receivables		11,330	–	11,330
Cash and cash equivalents		32,697	–	32,697
Loans		303	–	303
Other financial assets		5,190	–	5,190
Other current assets		2,158	–	2,158
Total current assets		51,753	–	51,753
Total assets		75,141	209	75,350
EQUITY AND LIABILITIES
Equity
Equity share capital		1,144	–	1,144
Other equity	1.7	56,682	3,918	60,600
Total equity attributable to equity holders of the Company		57,826	3,918	61,744
Non-controlling interests		–	–	–
Total equity		57,826	3,918	61,744
Non-current liabilities
Financial liabilities
Other financial liabilities	1.4	80	(11)	69
Deferred tax liabilities (net)	1.3	–	252	252
Other non-current liabilities		46	–	46
Total non-current liabilities		126	241	367
Current liabilities
Financial liabilities
Trade payables		386	–	386
Other financial liabilities	1.4	6,309	(7)	6,302
Other current liabilities	1.5	2,633	(4)	2,629
Provisions	1.6	4,451	(3,939)	512
Income tax liabilities (net)		3,410	–	3,410
Total current liabilities		17,189	(3,950)	13,239
Total equity and liabilities		75,141	209	75,350

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies.

Explanations for the reconciliation of Consolidated Balance Sheet as previously reported under IGAAP to Ind-AS

(1.1) Goodwill and Intangible assets

Intangible assets and deferred tax asset/liabilities in relation to business combinations which were included within Goodwill under IGAAP, have been recognized separately under Ind-AS with corresponding adjustments to retained earnings and other comprehensive income for giving effect to amortization expenses and exchange gains and losses.

(1.2) Investments

Tax free bonds are carried at amortized cost both under Ind-AS and IGAAP. Investment in equity instruments are carried at fair value through Other Comprehensive Income in Ind-AS compared to being carried at cost under IGAAP.

(1.3) Deferred taxes

Deferred taxes in relation to business combinations have been recognized under Ind-AS.

(1.4) Other financial liabilities

Adjustments include the impact of discounting the contingent consideration payable for acquisitions under Ind-AS.

(1.5) Other current liabilities

Adjustments that reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind-AS 19 - Employee Benefits require such gains and losses to be adjusted to retained earnings.

(1.6) Provisions

Adjustments reflect final dividend (including corporate dividend tax), declared and approved post reporting period.

(1.7) Other equity

a.	Adjustments to retained earnings and other comprehensive income have been made in accordance with Ind-AS, for the above mentioned line items.

b.	In addition, as per Ind-AS 19, actuarial gain and losses are recognized in other comprehensive income as compared to being recognized in the Statement of Profit and Loss under IGAAP.

9. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2017	2016	2016	2017	2016
Revenue from operations	14,920	14,949	14,158	59,289	53,983
Profit before tax	4,783	4,883	4,705	18,938	17,600
Profit for the period	3,562	3,599	3,391	13,818	12,693

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited standalone financial statements as stated.

10. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2017	2016	2016	2017	2016
Revenue by business segment			~~–~~
Financial Services (FS)	4,655	4,663	4,522	18,555	17,024
Manufacturing (MFG)	1,918	1,893	1,748	7,507	6,948
Energy & utilities, Communication and Services (ECS)	3,963	3,885	3,635	15,430	13,547
Retail, Consumer packaged goods and Logistics (RCL)	2,710	2,821	2,727	11,225	10,226
Life Sciences, Healthcare and Insurance (HILIFE)	2,148	2,196	2,083	8,437	8,090
Hi-Tech	1,211	1,250	1,327	5,122	4,891
All other segments	515	565	508	2,208	1,715
Total	17,120	17,273	16,550	68,484	62,441
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	17,120	17,273	16,550	68,484	62,441
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,328	1,320	1,249	5,209	4,839
Manufacturing (MFG)	472	455	426	1,848	1,560
Energy & utilities, Communication and Services (ECS)	1,120	1,123	1,108	4,431	4,029
Retail, Consumer packaged goods and Logistics (RCL)	784	837	767	3,249	2,840
Life Sciences, Healthcare and Insurance (HILIFE)	596	632	626	2,308	2,265
Hi-Tech	291	324	364	1,277	1,301
All other segments	70	78	105	292	259
Total	4,661	4,769	4,645	18,614	17,093
Less: Other unallocable expenditure	449	435	425	1,713	1,473
Add: Unallocable other income	746	820	772	3,080	3,123
Add: Share in net profit/(loss) of associate and others	(25)	–	(1)	(30)	(3)
Profit before tax and non-controlling interests	4,933	5,154	4,991	19,951	18,740

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bengaluru, India	Dr. Vishal Sikka
April 13, 2017	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2017, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2017	2016	2016	2017	2016
Revenues	2,569	2,551	2,446	10,208	9,501
Cost of sales	1,614	1,601	1,516	6,446	5,950
Gross profit	955	950	930	3,762	3,551
Net profit	543	547	533	2,140	2,052
Earnings per equity share
Basic	0.24	0.24	0.23	0.94	0.90
Diluted	0.24	0.24	0.23	0.94	0.90
Total assets	12,854	11,870	11,378	12,854	11,378
Cash and cash equivalents including current investments	5,027	4,487	4,946	5,027	4,946

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this result is April 13, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.